MORGAN LEWIS

October 27, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

     Re:  The Community Development Fund (File Nos. 333-206012 and 811-23080)
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Ladies and Gentlemen:

On behalf of our client, The Community Development Fund (the "Fund"), we are filing, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), a preliminary copy of the shareholder letter, proxy statement and proxy card for the Special Meeting of Shareholders (the "Special Meeting") of the Fund, scheduled to be held on Monday, December 11, 2017.

The Special Meeting is being called for the purpose of approving a new investment sub-advisory agreement between Community Development Fund Advisors, LLC and Logan Circle Partners L.P. ("Logan Circle"), with respect to the Fund, in connection with a transaction that may be deemed to result in a change of control of Logan Circle under the 1940 Act.

Please contact the undersigned at 1.215.963.4969 with your questions or comments.


Very truly yours,

/s/ John J. O'Brien
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John J. O'Brien




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